SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Link Resources, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

535775 10 0

(CUSIP Number)

Hongwei Qu
c/o Yantai Bohai Pharmaceuticals Group Co. Ltd.
No. 9 Daxin Road, Zhifu District
Yantai, Shandong Province, China 264000

With a copy to:
Barry I. Grossman, Esq.
Lawrence A. Rosenbloom, Esq.
Ellenoff Grossman & Schole, LLP
150 East 42nd Street, 11th Floor
New York, NY 10017

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 5, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐ ..

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 535775 10 0

1)	Name of Reporting Persons:

Glory Period Limited

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)   ☐
(b)   ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions)

OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant To
Items 2(d) or 2(e) ☐

6)	Citizenship Or Place Of Organization
The People’s Republic of China

British Virgin Islands

(7)	Sole Voting Power
8,942,602
Number of	___________________________________
Shares
Beneficially	(8) Shared Voting Power
Owned	0
     By Each
Reporting	____________________________
  Person With
(9) Sole Dispositive Power
8,942,602

(10)	Shared Dispositive Power
0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
8,942,602

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13)	Percent of Class Represented by Amount in Row (11)

Approximately 55.0%*

14)	Type of Reporting Person

HC, CO

*         Based on the beneficial ownership of 8,942,602 shares of Common Stock by the Reporting Person and 16,250,000 shares of total Common Stock issued and outstanding effective as of January 5, 2010.  The Reporting Person holds approximately 55% of the issued and outstanding Common Stock of the Company effective as of January 5, 2010.

CUSIP No. 535775 10 0

1)	Name of Reporting Persons:

Hongwei Qu

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)   ☐
(b)   ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions)

OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant To
Items 2(d) or 2(e) ☐

6)	Citizenship Or Place Of Organization
The People’s Republic of China

The People’s Republic of China

(7)	Sole Voting Power
8,942,602
Number of	___________________________________
Shares
Beneficially	(8) Shared Voting Power
Owned	0
     By Each
Reporting	____________________________
  Person With
(9) Sole Dispositive Power
8,942,602

(10)	Shared Dispositive Power
0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

8,942,602

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13)	Percent of Class Represented by Amount in Row (11)

Approximately 55.0%*

14)	Type of Reporting Person

IN

*         Based on the beneficial ownership of 8,942,602 shares of Common Stock by the Reporting Person and 16,250,000 shares of total Common Stock issued and outstanding effective as of January 5, 2010. The Reporting Person holds approximately 55% of the issued and outstanding Common Stock of the Company effective as of January 5, 2010.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001(the “Common Stock”), of Link Resources, Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive office is c/o Yantai Bohai Pharmaceuticals Group Co. Ltd., No. 9 Daxin Road, Zhifu District, Yantai, Shandong Province, China 264000.

Item 2.  Identity & Background

(a)          This Schedule 13D is being filed by:

(i)       Glory Period Limited, a company organized under the laws of the British Virgin Islands (the “Glory Period”); and

(ii)       Hongwei QU (“Qu”), a citizen of the People’s Republic of China and sole executive director of Glory Period.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)      (i)       The place of organization of Glory Period is the British Virgin Islands. The business address of Glory Period is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
.
(ii)       Qu’s business address is No. 9 Daxin Road, Zhifu District, Yantai, Shandong Province, China 264000

(c)      (i)       Glory Period is a holding company.

(ii)       Qu is the executive director of Glory Period.

(d)          During the past five years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)          During the past five years, neither of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds and Other Consideration.

Pursuant to the closing (the “Closing”) of the transactions contemplated by that certain Share Exchange Agreement, dated January 5, 2009, by and among the Company, Chance High International Limited, a British Virgin Islands company (the “Chance High”), Glory Period and those persons set forth on Schedule I therein as Chance High Stockholders (the “Share Exchange Agreement” and such transactions, the “Share Exchange”), Glory Period was issued 8,942,602 new shares of Common Stock, or 55.0% of the issued and outstanding shares of Common Stock effective as of January 5, 2010.  As a result of the Share Exchange, Chance High became a wholly-owned subsidiary of the Company.

The foregoing description of the Share Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Exchange Agreement, attached as Exhibit 99.2 to this Schedule 13D.

Item 4.       Purpose of Transaction.

The purpose of the Share Exchange was for the Company to acquire 100% ownership of Chance High, which has business operations in China through its indirectly owned subsidiaries, and for Glory Period to obtain a controlling interest in the Company.

In connection with the Share Exchange, Anthony Zaradic, the former CEO, CFO, President, Secretary, Treasurer and sole director of the Company resigned from these positions and the Company appointed Hongwei Qu as its President, Chief Executive Officer, Interim Chief Financial Officer, Treasurer and Secretary and sole Director.

At the date of this Schedule 13D, neither the Reporting Persons, except as set forth in this Schedule 13D, have any other plans or proposals which relate to or would result in:

(a)       the acquisition by any person of additional securities of the Company;

(b)       an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)       a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d)       any change in the present board of directors or management of the Company, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e)       any material change in the present capitalization or dividend policy of the Company;

(f)       any other material change in the Company’s business or corporate structure;

(g)       changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any other person;

(h)       causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)       a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j)       any similar action to those enumerated above.

Item 5.       Interest in Securities of the Company.

(a)           (i)         On January 5, 2010, pursuant to the Share Exchange Agreement and as a result of the Share Exchange, Glory Period became the beneficial owner of 8,942,602 shares of Common Stock, representing 55.0% of the issued and outstanding shares of Common Stock.

(ii)         Qu, as the sole executive director of Glory Period may be deemed to be the beneficiary owner having power to direct the voting and disposition of the Common Stock held by Glory Period.

(iii)         The sole shareholder of Glory Period is Mr. Shaohua Tan (“Tan”).  Tan is not deemed as beneficial owner of any shares of Common Stock held by Glory Period as a result of the fact that, on December 7, 2009, Tan entered into an incentive option agreement (the “Call Option Agreement”) with Qu effective upon the closing of the Share Exchange, pursuant to which Tan shall transfer up to 100% shares of Glory Period within the next 3 years to Qu for nominal consideration, which would give Qu indirect ownership of a significant percentage of the Common Stock.  Pursuant to the Call Option Agreement, Tan shall not dispose any of the shares of Glory Period without the Qu’s prior written consent.  As Qu is the sole executive director of Glory Period and has, as a result of the Call Option Agreement, sole voting or dispositive power of the shares of Common Stock held by Glory Period (and as Tan has no such power), Tan is not deemed as beneficial owner of any shares of Common Stock held by Glory Period.

The foregoing description of the Call Option Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Call Option Agreement, attached as Exhibit 99.6 to this Schedule 13D.

(b)          (i)         Glory Period beneficially owns an aggregate of 8,942,602 shares of Common Stock, consisting of: (i) 7,942,602 shares of Common Stock in which it has the sole power to vote or direct to vote, and the sole power to dispose of or direct the disposition of; and (ii) as more fully described in Item 6 below, 1,000,000 shares of Common Stock deposited into escrow pursuant to the Securities Escrow Agreement, dated January 5, 2010, representing in the aggregate approximately 55.0% of the total issued and outstanding shares of Common Stock.

(ii)         Qu directly owns none of the Common Stock, although he may be deemed the beneficial owner of the 8,942,602 shares of Common Stock as sole executive director of Glory Period pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”).

(c)           Other than the acquisition of the shares as reported in this Schedule 13D, and the escrow of 1 million Common Stock, no actions in the Common Stock were effected during the past sixty (60) days by the Reporting Persons;

(d)           Not applicable

(e)           Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

In connection with the Share Exchange, on January 5, 2010, the Company simultaneously consummated a private placement of 6,000,000 units consisting of convertible notes (the “Notes”) and warrants (the “Private Placement”). As an inducement to such investors to participate in the Private Placement, the Reporting Persons each entered into a lock up agreement, dated January 5, 2010 (the “Lock-up Agreements”), with Euro Pacific Capital, Inc., the placement agent for the Private Placement, whereby the Reporting Persons agreed that they would not sell any shares of Common Stock that they acquired from the Share Exchange until a date that is eighteen (18) months following the date of the closing of Private Placement (the “Lock-up Period”).

Glory Period also entered into a Securities Escrow Agreement on January 5, 2010, pursuant to which Glory Period has pledged and deposited a stock certificate representing 1 million shares of Common Stock into escrow in order to provide security to the investors in the Private Placement (the “Investors”) in the event of an occurrence of an Event of Default under the Notes. Upon the earlier to occur of the full repayment of all amounts due to the Investors under the Notes or the conversion of fifty percent (50%) of the principal face value of Notes into shares of Common Stock, the Investors’ rights in and to the Escrow Shares shall terminate and the Escrow Shares shall be released to Glory Period.

In addition, on December 7, 2009, Tan entered into the Call Option Agreement with Qu effective upon the closing of the Share Exchange, pursuant to which Tan shall transfer up to 100% shares of Glory Period within the next 3 years to Qu for nominal consideration, which would give Qu indirect ownership of a significant percentage of the Common Stock, and Tan shall not dispose any of the shares of Glory Period without the Qu’s prior written consent.

The foregoing description of the Lock-up Agreements, Securities Escrow Agreement and Call Option Agreement do not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-up Agreement of Hongwei Qu attached attached as Exhibit 99.3, the Lock-up Agreement of Glory Period attached as Exhibit 99.4, the Securities Escrow Agreement attached as Exhibit 99.5 and Call Option Agreement as Exhibit 99.6 to this Schedule 13D.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated January 15, 2010, among the Reporting Persons named therein.

Exhibit 99.2	Share Exchange Agreement, dated January 5, 2010 by and among the Company, Chance High and Shareholders of Chance High

Exhibit 99.3	Lock-Up Agreement of Qu, dated January 5, 2010

Exhibit 99.4	Lock-Up Agreement of Glory Period, dated January 5, 2010

Exhibit 99.5	Securities Escrow Agreement, dated January 5, 2010, by and among the Company, Euro Pacific as representative of Investors, Glory Period Limited and Escrow LLC, as escrow agent

Exhibit 99.6	Call Option Agreement, dated December 7, 2009 between Qu and Tan

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:          January 15, 2010

GLORY PERIOD LIMITED

By:	/s/ Hongwei Qu
Name: Hongwei Qu
Title: Executive Director

/s/ Hongwei Qu
Hongwei Qu